UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to ________
Commission file number 001-15059
     A. Full title of the plan and the address of the plan, if different from that of the issuer below:
Nordstrom 401(k) Plan & Profit Sharing
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nordstrom, Inc.
1617 Sixth Avenue, Seattle, Washington 98101

SIGNATURES
FORM 11-K Exhibit Index
EXHIBIT 23.1
EXHIBIT 99.1

Required Information
1. Not applicable
2. Not applicable
3. Not applicable
4. The Nordstrom 401(k) Plan & Profit Sharing is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as Exhibit 99.1.
     The Consent of Independent Registered Public Accounting Firm is filed as Exhibit 23.1.
The Exhibit Index is located on page 4

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nordstrom 401(k) Plan & Profit Sharing
Date: June 15, 2007	/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer of Nordstrom, Inc.

Plan Administrator of Nordstrom 401(k) Plan & Profit Sharing

3

Nordstrom 401(k) Plan & Profit Sharing
FORM 11-K Exhibit Index
This exhibit list is provided pursuant to the requirement of the Securities Exchange Act section 240.0-3.

Exhibit		Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith electronically

99.1	Nordstrom 401(k) Plan & Profit Sharing Financial Statements	Filed herewith electronically

99.2	Nordstrom 401(k) Plan & Profit Sharing, as amended and restated on January 1, 2004	Incorporated by reference from the Nordstrom, Inc. Annual Report on Form 11-K for the year ended December 31, 2003, Exhibit 99.2

99.3	Amendment 2005-1 to the Nordstrom 401(k) Plan & Profit Sharing dated January 1, 2004	Incorporated by reference from the Nordstrom, Inc. Annual Report on Form 10-K for the year ended January 28, 2006, Exhibit 10.6

99.4	Amendment 2005-2 to the Nordstrom 401(k) Plan & Profit Sharing dated January 1, 2004	Incorporated by reference from the Nordstrom, Inc. Annual Report on Form 10-K for the year ended January 28, 2006, Exhibit 10.7

4